UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Futu Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share
(Title of Class of Securities)

36118L 106**
(CUSIP Number)

Thomas J. Murphy c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

March 12, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to Futu Holdings Limited’s American Depositary Shares, each representing eight Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 36118L106	SCHEDULE 13D	Page 2 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore FT Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 36118L106	SCHEDULE 13D	Page 3 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 36118L106	SCHEDULE 13D	Page 4 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore Fund Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 36118L106	SCHEDULE 13D	Page 5 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36118L106	SCHEDULE 13D	Page 6 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda) EU, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36118L106	SCHEDULE 13D	Page 7 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36118L106	SCHEDULE 13D	Page 8 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 36118L106	SCHEDULE 13D	Page 9 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36118L106	SCHEDULE 13D	Page 10 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36118L106	SCHEDULE 13D	Page 11 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36118L106	SCHEDULE 13D	Page 12 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36118L106	SCHEDULE 13D	Page 13 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36118L106	SCHEDULE 13D	Page 14 of 20

Item 1.    Security and Issuer.

This Schedule 13D (the “Statement”) relates to the Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) of Futu Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 11/F, Bangkok Bank Building, No. 18 Bonham Strand W, Sheung Wan, Hong Kong S.A.R., People’s Republic of China.
The Company’s American depositary shares (the “ADSs”), each representing eight Class A Ordinary Shares, are listed on the Nasdaq Global Market under the symbol “FHL.” The Reporting Persons (as defined below) own only Class A Ordinary Shares and do not own any ADSs.

Item 2.    Identity and Background.

(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act.  The members of the group are:
(i)          General Atlantic Singapore FT Pte Ltd. (“GAS FT”);
(ii)         General Atlantic Singapore Fund Pte. Ltd. (“GASF”);
(iii)        General Atlantic Singapore Fund Interholdco Ltd. (“GASF Interholdco”);
(iv)        General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”);
(v)         General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”);
(vi)        General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”);
(vii)       GAP (Bermuda) Limited (“GAP (Bermuda) Limited”);
(viii)      General Atlantic LLC (“GA LLC”);
(ix)         GAP Coinvestments III, LLC (“GAPCO III”);
(x)          GAP Coinvestments IV, LLC (“GAPCO IV”);
(xi)         GAP Coinvestments V, LLC (“GAPCO V”); and
(xii)        GAP Coinvestments CDA, L.P. (“GAPCO CDA”).
Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.”  GAP Bermuda IV, GAP Bermuda EU, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “GA Funds.”
The principal address of each of the Reporting Persons (other than GASF FT and GASF) is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The principal address of GASF FT and GASF is 8 Marina View, #41-04, Asia Square Tower 1, Singapore 018960.
Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

CUSIP No. 36118L106	SCHEDULE 13D	Page 15 of 20

GAS FT is wholly owned by GASF.  The majority shareholder of GASF is GASF Interholdco.  The members of GASF Interholdco that share beneficial ownership of the Class A Ordinary Shares held of record by GAS FT are the GA Funds.  The general partner of each of GAP Bermuda IV and GAP Bermuda EU is GenPar Bermuda, and the general partner of GenPar Bermuda is GAP (Bermuda) Limited.  GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA.  There are 29 managing directors of GA LLC (the “GA Managing Directors”) as of the date hereof.  The GA Managing Directors are also the officers and voting shareholders of GAP (Bermuda) Limited.  Each of the GA Managing Directors disclaims ownership of the Class A Ordinary Shares except to the extent he or she has a pecuniary interest therein.  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a managing director of GA LLC.  The present principal occupation or employment of each of the directors of GAS FT, GASF and GASF Interholdco is set forth on Schedule A.

(d)-(e) None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

On March 12, 2019, the date the initial public offering (the “IPO”) of the Company’s ADSs was consummated, GAS FT purchased 46,666,666 Class A Ordinary Shares from the Company for an aggregate purchase price of approximately $70,000,000 in a private placement, pursuant to a Subscription Agreement, dated as of March 5, 2019 (the “Subscription Agreement”), by and between the Company and GAS FT.

GAS FT obtained the funds to purchase the Class A Ordinary Shares from contributions from the GA Funds.

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the Class A Ordinary Shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, management of the Company, one or more members of the board of directors of the Company, and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Company and such other matters as the Reporting Persons may deem relevant to their investment in the Class A Ordinary Shares or the ADSs. The Reporting Persons expect that they will, from time to time, review their investment position in the Class A Ordinary Shares or the Company and may, depending on the Company’s performance and other market conditions, increase or decrease their investment position in the Class A Ordinary Shares or the ADSs. The Reporting Persons may, from time to time, make additional purchases of Class A Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the Class A Ordinary Shares or the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.  Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Class A Ordinary Shares or the

CUSIP No. 36118L106	SCHEDULE 13D	Page 16 of 20

ADSs and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Class A Ordinary Shares or the ADSs.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.    Interest in Securities of the Issuer.

(a) The percentages used herein are calculated based upon on an aggregate of 343,795,709 Class A Ordinary Shares reported to be outstanding in the Company’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on March 8, 2019.  Additionally, the Company’s Class B ordinary shares, par value $0.00001 per share, are convertible into Class A Ordinary Shares on a one-to-one basis at any time by the holders thereof.  A total of 888,347,760 ordinary shares of the Company, on an as-converted basis, were reported to be outstanding in the Company’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on March 8, 2019.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 46,666,666 Class A Ordinary Shares, or approximately 13.6% of the issued and outstanding Class A Ordinary Shares, or approximately 5.3% of the Company’s total issued and outstanding ordinary shares on an as-converted basis.

CUSIP No. 36118L106	SCHEDULE 13D	Page 17 of 20

By virtue of the fact that (i) GASF owns all of GAS FT’s voting shares, (ii) GASF Interholdco owns a majority of GASF’s voting shares, (iii) the GA Funds contributed the capital to GASF Interholdco to fund GAS FT’s purchases of the Class A Ordinary Shares and may direct GASF Interholdco with respect to its shares of GASF, (iv) GAP (Bermuda) Limited is the general partner of GenPar Bermuda and GenPar Bermuda is the general partner of GAP Bermuda IV and GAP Bermuda EU, (v) GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and is the general partner of GAPCO CDA and (vi) the GA Managing Directors control the investment decisions of GAP (Bermuda) Limited and GA LLC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Class A Ordinary Shares owned of record by GAS FT.  As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 46,666,666 Class A ordinary shares, or approximately 13.6% of the issued and outstanding Class A Ordinary Shares, or approximately 5.3% of the Company’s total issued and outstanding ordinary shares on an as-converted basis.

(b)  Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 46,666,666 Class A Ordinary Shares that may be deemed to be beneficially owned by each of them.

(c)  Except as set forth in Item 3, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d)  No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)  Not applicable.

CUSIP No. 36118L106	SCHEDULE 13D	Page 18 of 20

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information disclosed under Item 3 and Item 4 above is hereby incorporated by reference into this Item 6.

As noted in Item 3 above, in accordance with the Subscription Agreement, on March 12, 2019, GAS FT purchased 46,666,666 Class A Ordinary Shares from the Company.  A copy of the Subscription Agreement is attached hereto as Exhibit 2.

Please see Item 5(a), which is hereby incorporated by reference. The GA Funds and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of Class A Ordinary Shares held of record by GAS FT as well as such other action taken on behalf of the Reporting Persons with respect to the Class A Ordinary Shares held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

The Reporting Persons entered into a Joint Filing Agreement on March 21, 2019 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.
Exhibit 2:
Subscription Agreement by and between Futu Holdings Limited and General Atlantic Singapore FT Pte. Ltd., dated as of March 5, 2019 (incorporated by reference to Exhibit 10.11 to Futu Holdings Limited’s Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-229094) filed with the Securities and Exchange Commission on March 5, 2019).

CUSIP No. 36118L106	SCHEDULE 13D	Page 18 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 21, 2019.

GENERAL ATLANTIC SINGAPORE FT PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE FUND INTERHOLDCO LTD.

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

CUSIP No. 36118L106	SCHEDULE 13D	Page 20 of 20

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

GAP (BERMUDA) LIMITED

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

 SCHEDULE A

GA Managing Directors (as of the date hereof)

Name	Business Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	600 Steamboat Road Greenwich, Connecticut 06830	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Chris Caulkin	23 Savile Row London W1S 2ET United Kingdom	United States
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Alex Crisses	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Steven A. Denning (Chairman)	600 Steamboat Road Greenwich, Connecticut 06830	United States
Michelle Dipp	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Roni Elchahal	23 Savile Row London W1S 2ET United Kingdom	United States
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Pamela Fang	Suite 5704 - 5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	United States
Andrew Ferrer	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Wai Hoong Fock	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Singapore

Name	Business Address	Citizenship
Aaron Goldman	23 Savile Row London W1S 2ET United Kingdom	United States
David C. Hodgson (Vice Chairman)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Peter Munzig	228 Hamilton Avenue Palo Alto, CA 94301	United States
Sandeep Naik	Level 19, Birla Aurora Dr. Annie Besant Road Worli, Mumbai 400 030 India	United States
Joern Nikolay	Maximilianstrasse 35b 80539 Munich Germany	Germany

Name	Business Address	Citizenship
Shantanu Rastogi	Level 19, Birla Aurora Dr. Annie Besant Road Worli Mumbai 400 030 India	India
David A. Rosenstein	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Ashish Saboo
General Atlantic Singapore Fund Management Pte. Ltd. (Representative Office)
Unit # 2817, 28th Floor,
DBS Bank Tower,
Ciputra World One,
Jl Prof. Dr. Satrio Kav. 3-5,
Kel. Karet Kuningan, Kec. Setiabudi,
Jakarta Selatan 12940, Indonesia
India
Paul Stamas	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Tanzeen Syed	55 East 52nd Street 33rd Floor New York, New York 10055	United States and Bangladesh
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Chi Eric Zhang	Unit 2707 Tower S2 Bund Finance Centre No. 600 Zhongshan Dong Er Road Huangpu District Shanghai, 200010 China	Hong Kong SAR

Directors of General Atlantic Singapore FT Pte. Ltd.
(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
Ong Yu Huat	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Singapore	Finance Director at General Atlantic Singapore Fund Management Pte. Ltd.
Wai Hoong Fock	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Singapore	Managing Director of GA LLC

Directors of General Atlantic Singapore Fund Pte. Ltd.
(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
Ong Yu Huat	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Singapore	Finance Director at General Atlantic Singapore Fund Management Pte. Ltd.
Wai Hoong Fock	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Singapore	Managing Director of GA LLC

Directors of General Atlantic Singapore Fund Interholdco Ltd.
(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
Thomas J. Murphy (Chief Financial Officer)	600 Steamboat Road Greenwich, Connecticut 06830	United States	Managing Director of GA LLC
David A. Rosenstein	55 East 52nd Street 33rd Floor New York, New York 10055	United States	Managing Director of GA LLC